UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SIRONA DENTAL SYSTEMS, INC.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE

WITH AN EXERCISE PRICE EQUAL TO $25.10 PER SHARE

(TITLE OF CLASS OF SECURITIES)

82966C103

(CUSIP NUMBER OF CLASS OF SECURITIES)

JONATHAN FRIEDMAN, ESQ.

GENERAL COUNSEL

30-30 47TH AVENUE, SUITE 500

LONG ISLAND CITY, NEW YORK 11101

(718) 482-2011

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

STEVEN I. SUZZAN, ESQ.

FULBRIGHT & JAWORSKI L.L.P.

666 FIFTH AVENUE

NEW YORK, NEW YORK 10103

(212) 318-3000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$3,909,000	$153.62

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,628,750 shares of common stock of Sirona Dental Systems, Inc. having an aggregate value of approximately $3,909,000 as of February 27, 2009, will be surrendered and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on a Black-Scholes valuation model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per million dollars of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Filing party:	Not applicable
Form or Registration No.:	Not applicable
Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13d-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

		Page
Item 1.	Summary Term Sheet	1

Item 2.	Subject Company Information	1

Item 3.	Identity and Background of Filing Person	1

Item 4.	Terms of the Transaction	1

Item 5.	Past Contacts, Transactions, Negotiations and Agreements	2

Item 6.	Purposes of the Transaction and 2006 Plan or Proposals	2

Item 7.	Source and Amount of Funds or Other Consideration	2

Item 8.	Interest in Securities of the Subject Company	2

Item 9.	Person/Assets, Retained, Employed, Compensated or Used	2

Item 10.	Financial Statements	2

Item 11.	Additional Information	3

Item 12.	Exhibits	3

Item 13.	Information Required by Schedule 13E-3	4

SIGNATURE		5

INDEX TO EXHIBITS

EX-99.(A)(1)(I)

EX-99.(A)(1)(II)

EX-99.(A)(1)(III)

EX-99.(A)(1)(IV)

EX-99.(A)(1)(V)

EX-99.(A)(1)(VI)

EX-99.(A)(1)(VII)

EX-99.(A)(1)(VIII)

EX-99.(A)(1)(IX)

EX-99.(A)(1)(X)

EX-99.(A)(1)(XI)

EX-99.(A)(1)(XII)

EX-99.(D)(III)

EX-99.(D)(IV)

EX-99.(D)(V)

EX-99.(D)(VII)

i

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offering Memorandum, dated March 2, 2009 (the “Offering Memorandum”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Sirona Dental Systems, Inc., a Delaware corporation (“Sirona” or the “Company”) and the address of its principal executive office is 30-30 47th Avenue, Suite 500, Long Island City, New York 11101. The telephone number at that address is (718) 482-2011.

(b) This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company, to its eligible employees, consultants and a director (“Eligible Persons”) to exchange stock options to purchase shares of its common stock, par value $0.01 per share, issued and outstanding under the Sirona Dental Systems, Inc. 1996 Stock Option Plan (the “1996 Plan”) with exercise prices equal to $25.10 per share (the “Eligible Options”) for replacement options issued under the Sirona Dental Systems, Inc. Equity Incentive Plan (the “2006 Plan”) representing the right to purchase fewer shares at an exercise price equal to the closing price of the Company’s common stock on the NASDAQ Global Select Market on the date of grant (the “Replacement Options”). Members of the Board of Directors, other than Jeffrey T. Slovin, will not participate in the Offer. The grant date for the Replacement Options will be the date of the exchange, which is expected to be the expiration date of the Offer, unless the Offer is extended by the Company. Only Eligible Options that are outstanding on March 2, 2009 and held by Eligible Persons during the entire period from and including March 2, 2009 through the date the Replacement Options are granted will be eligible to tender in the Offer. As of March 2, 2009, there were Eligible Options to purchase 1,628,750 shares of common stock outstanding.

The information set forth in the Offering Memorandum on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligibility; Number of Options; Expiration Time”), Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”) and Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) is incorporated herein by reference.

(c) The information set forth in the Offering Memorandum under Section 6 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offering Memorandum is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth in the Offering Memorandum under “Summary Term Sheet,” Section 1 (“Eligibility; Number of Options; Expiration Time”), Section 3 (“Procedures for Electing to Exchange Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”), Section 7 (“Conditions of this Offer”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”), Section 11 (“Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b) All employees and consultants of the Company are eligible to participate in the Offer. Members of the Board of Directors, other than Jeffrey T. Slovin, will not participate in the Offer. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning the Options”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning the Options”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and 2006 Plan or Proposals.

(a) The information set forth in the Offering Memorandum under Section 2 (“Purpose of this Offer”) is incorporated herein by reference.

(b) The information set forth in the Offering Memorandum under Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”) and Section 11 (“Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer”) is incorporated herein by reference.

(c) Not Applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offering Memorandum under Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) The information set forth in the Offering Memorandum under Section 7 (“Conditions of this Offer”) is incorporated herein by reference.

(c) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning the Options”) is incorporated herein by reference.

(b) The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning the Options”) and in Schedule A of the Offering Memorandum is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10.	Financial Statements.

(a) The information set forth in the Offering Memorandum under Section 9 (“Information Concerning Sirona Dental Systems, Inc.”) and Section 16 (“Additional Information”), the information set forth in the Company’s Annual Report on Form 10-K for the year ended September 30, 2008 under Item 6 “Selected Financial Data” and Item 8 “Financial Statements and Supplementary Data,” and in the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 under Part I, Item 1 “Financial Statements,” is incorporated herein by reference.

(b) Not applicable.

Item 11.	Additional Information.

(a) The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Not applicable.

Item 12.	Exhibits.

(a)(1)(i)*	Offering Memorandum relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock, dated March 2, 2009.

(a)(1)(ii)*	Form of Sirona Stock Option Exchange Program Election Form.

(a)(1)(iii)*	Form of Sirona Eligible Option Information Sheet.

(a)(1)(iv) *	Communication to Human Resources personnel of Sirona Dental Systems, Inc., dated March 2, 2009.

(a)(1)(v)*	Communication to Eligible Sirona Dental Systems, Inc. Employees Announcing the Opening of the Exchange Program, to be delivered via e-mail on or around March 2, 2009.

(a)(1)(vi)*	Communication to Eligible Sirona Dental Systems, Inc. Employees from the Chief Executive Officer, to be delivered on or around March 2, 2009.

(a)(1)(vii)*	Highlights of the Sirona Stock Option Exchange Program.

(a)(1)(viii)*	Form of Communication to Tendering Sirona Dental Systems, Inc. Employees Confirming Receipt of Sirona Stock Option Election Form.

(a)(1)(ix)*	Form of Replacement Sirona Stock Option Exchange Program Election Form.

(a)(1)(x)*	Reminder Communication to Eligible Sirona Dental Systems, Inc. Employees, to be delivered on or about March 16, 2009.

(a)(1)(xi)*	Second Reminder Communication to Eligible Sirona Dental Systems, Inc. Employees, to be delivered on or about March 23, 2009.

(a)(1)(xii)*	Form of Sirona Stock Option Exchange Program Election Confirmation Form to be delivered on or about March 30, 2009.

(a)(1)(xiii)	Sirona Dental Systems, Inc. Annual Report on Form 10-K for the fiscal year ended September 30, 2008, filed with the Securities and Exchange Commission on December 4, 2008 is hereby incorporated by reference.

(a)(1)(xiv)	Sirona Dental Systems, Inc. Quarterly Report on Form 10-Q for the quarter ended December 31, 2008, filed with the Securities and Exchange Commission on February 5, 2009 is hereby incorporated by reference.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Sirona Dental System, Inc.’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on February 27, 2009.

(a)(5)	Sirona Dental Systems, Inc.’s Definitive Proxy Statement for the 2008 Annual Meeting of Stockholders (File No. 000-22673), filed with the Securities and Exchange Commission on January 28, 2009.

(b)	Not applicable.

(d)(i)	Sirona Dental Systems, Inc. Equity Incentive Plan (2006) is hereby incorporated by reference to Sirona Dental Systems, Inc.’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on January 26, 2007.

(d)(ii)	Form of Stock Option Notice pursuant to the Sirona Dental Systems, Inc. Equity Incentive Plan (2006) is hereby incorporated by reference to Exhibit 10.1 of Sirona Dental Systems, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on February 28, 2007.

(d)(iii)	Form of Non-Qualified Stock Option Grant pursuant to the Sirona Dental Systems, Inc. Equity Incentive Plan (2006) is hereby incorporated by reference to Exhibit (d)(iv) of Sirona Dental Systems, Inc.’s Schedule TO-I, filed with the Securities and Exchange Commission on December 18, 2008.

(d)(iv)	Form of Stock Award Grant for non US Employees pursuant to Sirona Dental Systems, Inc. Equity Incentive Plan (2006) is hereby incorporated by reference to Exhibit (d)(v) of Sirona Dental Systems, Inc.’s Schedule TO-I, filed with the Securities and Exchange Commission on December 18, 2008.

(d)(v)	Sirona Dental Systems, Inc. 1996 Employee Stock Option Plan, as amended, is hereby incorporated by reference to Sirona Dental Systems, Inc.’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on July 13, 2001.

(d)(vi)	Sirona Dental Systems, Inc. Amendment to 1996 Employee Stock Option Plan, as amended, is hereby incorporated by reference to Sirona Dental Systems, Inc.’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on May 16, 2006.

(d)(vii)*	Form of Employee Stock Option Agreement pursuant to Sirona Dental Systems, Inc. 1996 Employee Stock Option Plan.

(g)	Not applicable.

(h)	Not applicable.

*	Filed electronically herewith

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2009

SIRONA DENTAL SYSTEMS, INC.

By:	/S/ JOST FISCHER
Jost Fischer
Chairman, President and Chief Executive Officer

INDEX TO EXHIBITS

(a)(1)(i)*	Offering Memorandum relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock, dated March 2, 2009.

(a)(1)(ii)*	Form of Sirona Stock Option Exchange Program Election Form.

(a)(1)(iii)*	Form of Sirona Eligible Option Information Sheet.

(a)(1)(iv)*	Communication to Human Resources personnel of Sirona Dental Systems, Inc., dated March 2, 2009.

(a)(1)(v)*	Communication to Eligible Sirona Dental Systems, Inc. Employees Announcing the Opening of the Exchange Program, to be delivered via e-mail on or around March 2, 2009.

(a)(1)(vi)*	Communication to Eligible Sirona Dental Systems, Inc. Employees from the Chief Executive Officer, to be delivered on or around March 2, 2009.

(a)(1)(vii)*	Highlights of the Sirona Stock Option Exchange Program.

(a)(1)(viii)*	Form of Communication to Tendering Sirona Dental Systems, Inc. Employees Confirming Receipt of Sirona Stock Option Election Form.

(a)(1)(ix)*	Form of Replacement Sirona Stock Option Exchange Program Election Form.

(a)(1)(x)*	Reminder Communication to Eligible Sirona Dental Systems, Inc. Employees, to be delivered on or about March 16, 2009.

(a)(1)(xi)*	Second Reminder Communication to Eligible Sirona Dental Systems, Inc. Employees, to be delivered on or about March 23, 2009.

(a)(1)(xii)*	Form of Sirona Stock Option Exchange Program Election Confirmation Form to be delivered on or about March 30, 2009.

(a)(1)(xiii)	Sirona Dental Systems, Inc. Annual Report on Form 10-K for the fiscal year ended September 30, 2008, filed with the Securities and Exchange Commission on December 4, 2008 is hereby incorporated by reference.

(a)(1)(xiv)	Sirona Dental Systems, Inc. Quarterly Report on Form 10-Q for the quarter ended December 31, 2008, filed with the Securities and Exchange Commission on February 5, 2009 is hereby incorporated by reference.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Sirona Dental System, Inc.’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on February 27, 2009.

(a)(5)	Sirona Dental Systems, Inc.’s Definitive Proxy Statement for the 2008 Annual Meeting of Stockholders (File No. 000-22673), filed with the Securities and Exchange Commission on January 28, 2009.

(b)	Not applicable.

(d)(i)	Sirona Dental Systems, Inc. Equity Incentive Plan (2006) is hereby incorporated by reference to Sirona Dental Systems, Inc.’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 26, 2007.

(d)(ii)	Form of Stock Option Notice pursuant to the Sirona Dental Systems, Inc. Equity Incentive Plan (2006) is hereby incorporated by reference to Exhibit 10.1 of Sirona Dental Inc.’s Form 8-K, filed with the Securities and Exchange Commission on February 28, 2007.

(d)(iii)	Form of Non-Qualified Stock Option Grant pursuant to the Sirona Dental Systems, Inc. Equity Incentive Plan (2006) is hereby incorporated by reference to Exhibit (d)(iv) of Sirona Dental Systems, Inc.’s Schedule TO-I, filed with the Securities and Exchange Commission on December 18, 2008.

(d)(iv)	Form of Stock Award Grant for non-US Employees pursuant to Sirona Dental Systems, Inc. Equity Incentive Plan (2006) ) is hereby incorporated by reference to Exhibit (d)(v) of Sirona Dental Systems, Inc.’s Schedule TO-I, filed with the Securities and Exchange Commission on December 18, 2008.

(d)(v)	Sirona Dental Systems, Inc. 1996 Employee Stock Option Plan, as amended, is hereby incorporated by reference to Sirona Dental Systems, Inc.’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on July 13, 2001.

(d)(vi)	Sirona Dental Systems, Inc. Amendment to 1996 Employee Stock Option Plan, as amended, is hereby incorporated by reference to Sirona Dental Systems, Inc.’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on May 16, 2006.

(d)(vii)*	Form of Employee Stock Option Agreement pursuant to Sirona Dental Systems, Inc. 1996 Employee Stock Option Plan.

(g)	Not applicable.

(h)	Not applicable.

*	Filed electronically herewith